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                                                                       EXHIBIT 2

[logo] insci-
       statements.com

                                                                    NEWS RELEASE
FOR RELEASE DECEMBER 1, 2000 AT 7:30 AM EST
Contact:      ALLEN & CARON INC
              Rene Caron (Investors)
              rene@allencaron.com
              Len Hall (Financial Media)
              len@allencaron.com
              949-474-4300

              INSCI-STATEMENTS.COM COMPLETES $3.5 MILLION FINANCING

WESTBOROUGH, MA (DECEMBER 1, 2000)... insci-statements.com, Corp. (Nasdaq: INSI) today announced that it has closed the $2.0 million of convertible debt financing that is part of the $3.5 million of new financing that it had announced on November 7. Previously, the Company closed on a $1.5 million asset-based line of credit with Silicon Valley Bank. The $2.0 million of convertible debt is being provided by Totowa, NJ-based Selway Partners, LLC and CIP Capital L.P. of Wayne, PA (the "Investors"). Selway is a technology holding company engaged in building technology-oriented companies and is an existing insci-statements.com shareholder. CIP Capital is a venture capital firm that specializes in early and mid-stage technology companies.

According to the announcement by insci-statements President and CEO Lori R. Frank, the Company believes that the $2.0 million convertible debt financing plus the $1.5 million asset-based line of credit from Silicon Valley Bank provides sufficient financial resources to meet its foreseeable working capital needs.

The $2.0 million of convertible debt financing from the Investors is convertible into an aggregate of approximately 3.07 million shares of insci-statements.com Series A Convertible Preferred Stock. The Convertible Preferred Stock is in turn convertible on a one-for-one basis into shares of the Company's Common Stock. As part of the financing, the Investors have also been granted warrants to purchase approximately 923,000 shares of the Company's Preferred Stock at an exercise price equal to the closing market price of the Common Stock on November 27, 2000. The investors have also been provided with an option to invest an additional $3.0 million under the same terms and conditions as the $2 million convertible debt financing

An initial tranche of $1.5 million has been funded, with the remaining $500,000 of funding to occur within 60 days. The convertible debt bears interest at prime plus 2 1/2 percent payable in cash or in additional shares of the Company's Convertible Preferred Stock, at the option of the Investors, and is secured by a junior lien on all of insci-statement.com's assets. Unless previously converted into shares of Convertible Preferred Stock, principal and interest are payable at maturity in five years or upon an earlier redemption on or after two years at the option of the Investors.

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INSCI-STATEMENTS.COM COMPLETES $3.5 MILLION FINANCING
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The total number of shares of Common Stock resulting from the conversion of the convertible debt financing, the Convertible Preferred Stock and the warrants may not exceed 19.9 percent of the total outstanding capital stock of the Company, unless the Company has either obtained prior Nasdaq or shareholder approval.

Selway Management, Inc., an affiliate of Selway Partners, LLC, has entered into a management-consulting contract with insci-statements.com. Under terms of the contract, Selway will provide consulting services to the Company and be paid at the rate of $20,000 per month in shares of insci-statements.com Common Stock, based on the price of the Common Stock as of the end of each month.

ABOUT INSCI-STATEMENTS.COM

insci-statements.com is a leading provider of electronic statement/bill presentment services and digital document storage and electronic commerce solutions. The Company's products include ASP-enabling and on-site, enterprise software solutions sold and supported directly or through strategic distribution partners. The Company has strategic partnerships and relationships with such companies as Xerox, Moore and Unisys. For more information about insci-statements.com, visit www.insci.com. For additional investor relations information visit the Allen & Caron Inc web site at www.allencaron.com.

There are statements in this news release that contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include all statements that are not statements of historical fact and relate to the intent, belief, plans or expectations of insci-statements.com, their management, and their customers. Words like "plans," "intends," "believes," "signifies," "estimates," "anticipate," "will," "expect," and words of similar meaning are intended to identify forward-looking statements. Actual results may vary significantly from the forward-looking statements as discussed in detail in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year-ended March 31, 2000, and its Quarterly Reports on Form 10-Q for the periods ending June 30, 2000 and September 30, 2000. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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